UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated July 10, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: July 10, 2015

Exhibit 99.1

WuXi PharmaTech’s China-Based Small-Molecule Manufacturing Subsidiary, STA, Enters into

Private Placement Agreement

SHANGHAI, July 10, 2015 /PRNewswire-Asia/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that SynTheAll Pharmaceutical Co. Ltd. (STA), WuXi’s small-molecule manufacturing subsidiary, has entered into an agreement in connection with a planned private placement of 7,160,000 common shares of STA stock, representing approximately 6% of STA’s current shares outstanding, for RMB 498,694,000 in cash, or approximately $80 million at current exchange rates. Purchasers in the private placement (comprised of 33 institutional investors in China) have agreed to a lock-up period of 12 months, the same as for STA and WuXi management who purchased shares. None of the investors purchasing STA stock in the private placement are affiliated with WuXi. After giving effect to the private placement, WuXi will own 89.1% of STA’s shares outstanding. The closing of the private placement is subject to customary conditions and is expected to close by the end of July 2015. In April 2015, STA completed the listing of its shares on the New Third Board, the over-the-counter stock exchange in China.

STA provides process chemistry services and manufactures small-molecule advanced intermediates and APIs for customer use in preclinical and clinical trials and for marketed small-molecule drugs. Its operations are located in the Waigaoqiao Free Trade Zone and Jinshan, both in Shanghai, and in Changzhou. STA does not include WuXi’s biologics manufacturing business. STA’s business is significantly more capital intensive than WuXi’s laboratory services business and is in the process of building new facilities in Changzhou to substantially increase its production capacity. The proceeds of this new private placement will fund this capacity expansion and other investments necessary to support STA’s future growth.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about the anticipated closing of the private placement of STA shares, and the anticipated introduction of rules to permit companies registered on the New Third Board to transfer to the GEM exchanges and potential STA growth. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The private placement is subject to various conditions and may not occur when anticipated or at all, particularly in light of the recent volatility in the capital markets in China; rules permitting the transfer of New Third Board companies to the GEM exchanges may not be adopted for some time or at all; and STA’s potential growth is subject to a number of operating and other risks, including its ability to successfully complete the planned expansion and investment activities. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2014. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoie HealthScience

+1-617-374-8800 x109

+1 617-792-2459

ir@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

pr@wuxiapptec.com

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